EXHIBIT 99
                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

                                                                 MEDIA CONTACTS:

Michael Krems                                       Arleen Porcell
michael.krems@commtouch.com                         arleen.porcell@commtouch.com
650.864.2210                                        305.512.1175

                             Vallee Hubbard-Bubak
                             vallee.bubak@wingra.com
                             831.440.0338


              Commtouch Extends Corporate Messaging Solutions with
                    Agreement to Acquire Wingra Technologies

     Wingra's Enterprise Migration Solutions and Directory Services Advance
            Commtouch's Messaging Leadership into Fortune 1000 Market

MOUNTAIN VIEW, CA (NOVEMBER 2, 2000) -- Commtouch (Nasdaq: CTCH), a worldwide leader in outsourced email and integrated messaging solutions, today announced it has signed a definitive agreement to acquire Wingra Technologies, a leader in providing messaging integration and migration solutions for enterprises that want to transition from an existing to a new messaging platform. To complete the acquisition, which is anticipated to close in the fourth quarter of 2000, Commtouch will issue approximately 1.25 million ordinary shares.

Migration tools and integration expertise are the first critical steps in outsourcing enterprise email and messaging systems. This acquisition further advances Commtouch as a leading provider of integrated messaging solutions for the corporate enterprise market and creates an end-to-end messaging integration and migration solution for corporations and other providers of sophisticated messaging solutions such as ASPs, ISPs, telcos, data centers and systems integrators.

Wingra has earned a strong reputation in the messaging industry by developing products and services for corporations and government agencies to enable disparate email and messaging systems to communicate with one another and to facilitate the process of migration from in-house to outsourced solutions.
Wingra's portfolio of migration tools and integration expertise enables any enterprise, large and small, to migrate from one email system to another or perform seamless standard-based migrations such as POP to POP and IMAP to IMAP. Additionally, Wingra provides sophisticated technology and services to deal with the complex enterprise directory issues. These include synchronization of disparate directories for messaging systems, human resource systems, as well as producing `Corporate White Pages.'

                                    --More--


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Commtouch & Wingra                                                           2/5
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"Corporations  today are  between a rock and a hard place - they want to get the benefits that outsourcing their messaging platform can provide, but thus far they have not had a cost-effective, reliable migration capability to move away from their existing legacy infrastructure," said Gideon Mantel, Commtouch CEO. "For the enterprise market and channels that provide messaging services, migration is the critical gating item, or lever, for the corporate outsourcing decision. Commtouch will now possess one of the industry's highest performing messaging solutions and one of the industry's leading messaging systems integration and migration tools. The winning combination enables us to offer an end-to-end solution that can be implemented for even the largest enterprise in a very short timeframe, bridging the migration challenge between old and new technologies." Mantel said Commtouch plans to maintain and expand Wingra's operations in Madison, Wisconsin.

"Wingra's migration solutions enable corporations to keep pace with the rapid technological advances in the messaging market, and to capture the cost benefits and productivity gains that can be realized by integrating their existing messaging platform with an outsourced service," said Jan Eddy, president & CEO of Wingra. "Together with Commtouch we bring the latest in end-to-end communications and collaboration technologies and services to corporations around the world and to the organizations that serve them, such as service providers, data centers and systems integrators."

Said David Ferris of Ferris Research: "Commtouch has established itself as one of the leading contenders for corporate messaging outsourcing, and Wingra is the leader in messaging migration tools and services. This merger makes sense. It provides companies with legacy messaging systems with a straightforward method of moving to an outsourced, more functional environment. That should be attractive to many organizations."

The combined company will offer a complete email and messaging solution that includes a complete migration service. In addition to its own service, Commtouch will offer the full suite of Wingra's enterprise products and services, including: Enterprise Migrator(TM), EZ Migrator(TM), Missive(TM), and NetJunction(TM), as well as its directory technology and expertise and will continue to support all major email platforms including Lotus cc:Mail, Lotus Notes, Microsoft Mail, Microsoft Exchange, Novell Group Wise and HP OpenMail. Wingra has established itself as the migration expert, serving large corporations directly and through a number of strategic partnership arrangements. Wingra will operate as a wholly owned subsidiary of Commtouch and will continue to provide its products and services through its varied partnership channels.

Key Acquisition Benefits:

o Transaction will provide Commtouch with a key competitive advantage in winning large channel partners as well as enterprise accounts. Migration capabilities are a key consideration for an enterprise selecting an email and messaging solutions provider.

                                    --More--


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Commtouch & Wingra                                                           3/5
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o    Introduces  Commtouch and Wingra  solutions to their  respective  partners,
     distributors   and  customers  such  as  Intel  Online   Services,   Exodus
     Communications, Compaq, Time-Warner, United Airlines, Johnson Controls, The Equitable, British Telecom, Software.com, Sun Microsystems, Swiss Bank, Bristol Myers, Sumitomo, and various U.S. government agencies.

o    Transaction will improve/accelerate Commtouch's path to profitability.

o Company expects the transaction, excluding amortization of goodwill, to be accretive to 2001 estimates for revenue and proforma earnings per share. Commtouch expects the additional revenue from Wingra in 2001 to be between $6-8 million and the additional earnings in 2001 with pro forma net income exclusive of amortization of goodwill of $0.03 to $0.04 per share. Acquisition does not impact commitment to 2001 profitability in any quarter.

o Consolidates complementary technologies in the corporate and enterprise messaging marketplaces.

o During the migration process, Wingra's solutions allow the customer to maintain continuous and seamless mail flow. They also provide complete data integrity, predictable and reasonable expenses, and the ability to centrally manage and administer the migration process.

Wingra's Enterprise Migrator(TM) Accelerates Commtouch Strategy in Corporate Messaging Market

Businesses with existing complex messaging infrastructures can benefit enormously by outsourcing and simplifying their existing email and messaging systems. However, achieving this migration requires extremely sophisticated and flexible methodology and technology. Enterprise Migrator provides the technology foundation for complex migrations and supports the messaging systems used by most corporations today such as Lotus cc:Mail, Lotus Notes, Microsoft Mail, Microsoft Exchange and Novell Group Wise, among others. Enterprise Migrator provides movement of user accounts, stored messages, folder structures, personal address books and distribution lists between messaging systems. In addition, its directory capabilities support the crucial automated updating and synchronization of information residing in messaging and other corporate directories, such as Human Resource systems.

                                    --More--


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Commtouch & Wingra                                                           4/5
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Wingra's  Easy  Migrator(TM)  Serves  Exploding  ASP  Market for Small to Medium
Enterprises

Small to medium sized enterprises can gain significant economies by outsourcing their messaging systems. Like large enterprises, these companies also must have a robust, sophisticated migration solution to obtain these savings. Unlike the larger enterprises, small and medium organizations do not have staff dedicated to the messaging systems nor can they justify significant professional services. Easy Migrator supports migrations from the same messaging systems with similar functionality to Enterprise Migrator. Easy Migrator provides the ASP Market with a technology-only solution to permit cost-effective migrations for the small and medium enterprise. It integrates with both the ASP's delegated administrative Web interface and their billing and provisioning systems.

Conference Call Scheduled for Thursday,  Nov. 2, at 7:00 a.m.  Pacific  Standard
Time

A conference call is scheduled to discuss Commtouch's acquisition of Wingra. Gideon Mantel, CEO of Commtouch, Jim Collins, CFO of Commtouch, and Jan Eddy, president & CEO of Wingra Technologies will host the discussion. Callers from the U.S. can call 800-205-9958, reservation code# 16844545, password "announcement." International callers can call 1-415-908-6292 using same reservation code and password. The call will be simultaneously web-cast on Commtouch's web site (Error! Bookmark not defined.) under the investor relations portion of the site. A replay of the call can be accessed via the Commtouch website for approximately one week following the call.

About Wingra

Wingra Technologies is an industry leader in providing messaging integration and migration solutions for large enterprises. Wingra applies a decade of experience in proprietary and standards-based messaging systems to deliver products that simplify migrating users and content between disparate messaging systems, including Lotus cc:Mail, Lotus Notes, Microsoft Mail, Microsoft Exchange, Novell Group Wise and HP OpenMail.

Wingra Technologies is a privately held firm company based in Madison, Wisconsin. Wingra's products include Enterprise Migrator(TM), and Easy Migrator(TM) and the NetJunction(TM) and Missive(TM) message switch backbones. Its worldwide installed base of customers includes public and private organizations such as Time-Warner, United Airlines, Johnson Controls, British Telecom, Software.com, Sun Microsystems, Swiss Bank, Bristol Myers, Sumitomo, The Equitable and the U.S. Department of Justice.

For  further  information  on  Wingra   Technologies   messaging  migration  and
integration solutions, please call (800) 544-5465, visit the Company's web site at www.wingra.com or send email to Error! Bookmark not defined..

                                     -More-


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Commtouch & Wingra                                                           5/5
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About Commtouch

Commtouch (Nasdaq: CTCH) is a worldwide leading provider of integrated email and messaging solutions for service providers, enterprises, wireless carriers and online businesses. Commtouch solutions provide superior levels of reliability, scalability, security and performance to deliver high quality messaging services designed to meet the rapidly evolving communication needs of today's business world.

From online  calendaring  to  advanced  services  like  wireless  access,  video
streaming  and  collaboration,   Commtouch  solutions  integrate   best-of-breed
applications into its powerful core email platform.

Commtouch currently serves over 18 million end users and operates services in 26 languages in more than 180 countries.

Commtouch provides customized messaging solutions to a global customer and alliance base of over 400 corporations, small to medium size enterprises, ASPs, ISPs, CLECs, portals and online businesses, such as Asahi-Shimbun, Compaq, Citibank, Ericsson, Exodus Communications, First USA, GoAmerica, Intel, Microsoft, Toshiba, Tutopia, OpenGrid, Pixo and Yupi.

Commtouch employs 450 people, has its headquarters in Silicon Valley, and offices in Los Angeles, New York City, Miami, London, Tokyo and Tel Aviv. Further information about Commtouch and the Company's solutions can be obtained at Error! Bookmark not defined..

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth in the Internet market; commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments; and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's registration statement on Form 20-F filed with the SEC which is available through Error! Bookmark not defined.


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(C)2000 Commtouch Software, Ltd.   All rights reserved.

Commtouch is a registered trademark of Commtouch Software Ltd.

Terms and product names in this document may be trademarks of others.